February 7, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Foundation Building Materials, Inc. (the “Company”)

    Registration Statement on Form S-1 (File No. 333-215557)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of up to 14,720,000 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 2:00 p.m. Eastern time on February 9, 2017, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated January 31, 2017, through the date hereof:

Preliminary Prospectus dated January 31, 2017:

1,697 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

DEUTSCHE BANK SECURITIES INC.
BARCLAYS CAPITAL INC.
RBC CAPITAL MARKETS, LLC
As Representatives of the several Underwriters

By:	DEUTSCHE BANK SECURITIES INC.

By:	/s/ Warren Estey
Name:	Warren Estey
Title:	Managing Director

By:	/s/ Frank Windels
Name:	Frank Windels
Title:	Managing Director

By: BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name:	Victoria Hale
Title:	Vice President

By: RBC CAPITAL MARKETS, LLC

By:	/s/ John Reed
Name:	John Reed
Title:	Managing Director